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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of May 2026

Commission File Number: 001-15102

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Embraer S.A.

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Avenida Dra. Ruth Cardoso, 8501,

30th floor (part), Pinheiros, São Paulo, SP, 05425-070, Brazil

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Tawazun Awards Contract to Embraer for Up to 20 C-390 Millennium for the UAE Air Force • Major order for 10 firm aircraft plus 10 options • Contract marks the first selection of the C-390 Millennium in the Middle East • C-390 to enhance UAE Air Force and Air Defense’s military, humanitarian, and interoperability capabilities Abu Dhabi, May 04, 2026 — Tawazun Council for Defence Enablement, the national entity for enabling and regulating the UAE’s defence and security industrial ecosystem, has awarded a contract to Embraer (NYSE: EMBJ / B3: EMBJ3) for the procurement of 10 firm orders and 10 options to strengthen the country’s operational airlift capabilities in collaboration with an Emirati defense company. The contract was signed by H.E. Dr. Nasser Humaid Al Nuaimi, Secretary General of Tawazun Council for Defence Enablement, and Mr. Bosco da Costa Jr., President & CEO of Embraer Defense & Security, in the presence of H.H. Sheik Mansour bin Zayed Al Nahyan, Vice President, Deputy Prime Minister of the United Arab Emirates; and Francisco Gomes Neto, President & CEO of Embraer. Comprehensive Maintenance, Repair and Overhaul (MRO) capabilities, along with after-sales support services for the C-390 Millennium aircraft, will be developed in collaboration with a national company. Following an extensive analysis and evaluation process—including a comprehensive test campaign in UAE’s operational environment—the UAE Air Force and Air Defense selected the C-390 Millennium as the aircraft best suited to meet its critical mission requirements while optimizing operational efficiency and lifecycle costs. The C-390 Millennium will enable the UAE Air Force and Air Defense to perform a wide range of missions, including cargo and troop transport, airdrop operations, humanitarian assistance, medical evacuation, operations from unpaved runways, and seamless interoperability with national assets as well as allied and partner forces. To date, this landmark agreement represents the largest international order from a single country for the C-390 Millennium and marks the aircraft’s first success in the Middle East, underscoring its strong alignment with the demanding requirements of modern air forces operating in complex environments. H.E. Dr. Nasser Humaid Al Nuaimi said: “This contract represents a significant operational enhancement to the UAE’s military airlift capability, strengthening force readiness and operational efficiency, and enabling the Armed Forces to effectively execute a wide range of missions across diverse operational environments.” “The selection of the C-390 Millennium follows a comprehensive technical and operational evaluation, ensuring high levels of performance and reliability, while supporting effective integration with existing systems and advancing the UAE’s multi-mission airlift capabilities over the long term,” he added “We are extremely proud that the United Arab Emirates has selected the C-390 Millennium to enhance its airlift capabilities,” said Bosco da Costa Junior, President and CEO of Embraer Defense & Security. “This game-changing, mission-proven aircraft will provide the UAE Air Force and Air Defense with the versatility and performance needed to carry out a wide range of missions anytime, anywhere, for decades to come. Embraer is fully committed to delivering the C-390 capability and providing world-class support to UAE, with the objective of building a long-term, mutually beneficial partnership.” The C-390 Millennium represents the next generation of military airlift with multi-mission capability and interoperability built by design. It redefines the standards of versatility, reliability, operational efficiency, while consistently demonstrating its advanced military airlift capabilities. Images: https://embraer.bynder.com/share/ECD44C55-DB6A-4415-8B277D3977EADF64/ About Tawazun Tawazun Council for Defence Enablement serves as the national entity for enabling and regulating the UAE’s defence and security industrial ecosystem. The Council establishes the frameworks and conditions required to support defence industrial development, including policy, regulation, infrastructure, and incentive mechanisms that enable sustainable sector growth. About Embraer Embraer is a global aerospace company headquartered in Brazil. It manufactures aircraft for Commercial and Executive aviation, Defense & Security, and Agricultural customers. The company also provides after-sales services & support through a worldwide network of wholly owned entities and authorized agents. Since it was founded in 1969, Embraer has delivered more than 9,000 aircraft. On average, about every 10 seconds an aircraft manufactured by Embraer takes off somewhere in the world, transporting over 150 million passengers a year. Embraer is the leading manufacturer of commercial jets up to 150 seats and is the main exporter of high value-added goods in Brazil. The company maintains industrial units, offices, service and parts distribution centers across the Americas, Africa, Asia, and Europe.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 3, 2026

Embraer S.A.

By:	/s/ Felipe Santana Santiago de Lima
	Name:	Felipe Santana Santiago de Lima
	Title:	Executive Vice President of Finance and Investor Relations